FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934
For the month of September 2014
Commission File Number: 000-13345
CALEDONIA MINING CORPORATION
(Translation of registrant’s name into English)

Suite 1000
36 Toronto Street
Toronto, ON M5C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F___x___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Caledonia Mining Corporation (Registrant) By: /s/ Steve Curtis Name: Steve Curtis Title: VP Finance, CFO, Director
Dated: September 5, 2014

Exhibit Index
Exhibit	Description

99.1	Interim Financial Statements
99.2	Interim MD&A
99.3	Interim Certificate - CEO
99.4	Interim Certificate - CFO